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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                          Wyndham International, Inc.
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            (Exact Name of Registrant as Specified in its Charter)

        Delaware                                         94-2878485
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(State of Incorporation or Organization)    (I.R.S. Employer Identification no.)


             1950 Stemmons Freeway, Suite 6001, Dallas, TX  75207
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               (Address of Principal Executive Offices)    (Zip Code)


If this form relates to the                If this form relates to the
registration of a class of securities      registration of a class of securities
pursuant to Section 12(b) of the           pursuant to Section 12(g) of the
Exchange Act and is effective              Exchange Act and is effective
pursuant to General Instruction            pursuant to General Instruction
A.(c), please check the following          A.(d), please check the following
box.  [X]                                  box.  [_]

Securities Act registration statement file number to which this form relates:________________________
            (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class              Name of Each Exchange on Which
         to be so Registered              Each Class is to be Registered
         -------------------              ------------------------------

   Series A Convertible Preferred Stock       New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:


                                Not Applicable
                  ------------------------------------------
                               (Title of class)
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                INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.   Description of Registrant's Securities to be Registered

     On June 29, 1999, the stockholders of Wyndham International, Inc. ("Wyndham") and Patriot American Hospitality, Inc. ("Patriot") will consider and vote on proposals to approve a $1 billion equity investment in Wyndham and to restructure Wyndham and Patriot, whose shares of common stock are paired and trade as a single unit. Under the terms of the investment, a group of investors (referred to herein as the investors) will purchase for cash $1 billion of series B convertible preferred stock, par value $.01 per share, of Wyndham. As part of the related restructuring, Wyndham will issue shares of Wyndham common stock to existing holders of Wyndham's preferred stock and existing limited partners of Wyndham's and Patriot's operating partnerships in exchange for their preferred stock and limited partnership interests, Patriot will merge with and become a wholly-owned subsidiary of Wyndham and Wyndham's certificate of incorporation will be amended to, among other things, create classes of common stock designated as class A common stock and class B common stock. Following the completion of the investment, Wyndham may redeem up to $300 million of the series B convertible preferred stock by issuing rights to purchase up to $300 million in a new series A convertible preferred stock of Wyndham.

     A summary of the terms of the series A convertible preferred stock follows. It does not purport to be complete and is subject to, and qualified in its entirety by, reference to the proposed Wyndham Restated Certificate of Incorporation and the Form of Certificate of Designation for the Series A Convertible Preferred Stock (the "Certificate of Designation"), which are attached hereto as exhibits and are incorporated herein by reference.

     Description of Series A Convertible Preferred Stock

     The series A Certificate of Designation designates 31,840,000 shares of Wyndham's preferred stock as series A preferred stock with a stated amount of $100.00 per share. The series A preferred stock will rank equal to Wyndham's series B preferred stock as to dividends and liquidation preference.

     Dividend Rights. Wyndham will pay dividends on its series A preferred stock quarterly, on a cumulative basis at an annual rate of 9.75%, compounded quarterly. Until the sixth anniversary of the completion of the $1 billion equity investment, the dividends will be payable partially in cash and partially in additional shares of series A preferred stock with the cash component initially equal to 30% for the first dividend and declining over the six year period to approximately 19.8% for the final dividend. This dividend structure is intended to ensure an aggregate fixed cash dividend payment of $29,250,000 per year, assuming no redemption or conversion of the series A preferred stock. From the sixth anniversary of the completion of the investment through the tenth anniversary of the completion of the investment, the dividends may be paid by Wyndham either in cash or in additional shares of series A preferred stock. Following the tenth anniversary of the completion of the investment, the dividends will be paid by Wyndham entirely in cash. In addition, holders of the series A

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preferred stock will be entitled to receive all dividends paid on the Wyndham common stock on an as-converted basis, except for dividends payable in additional shares of Wyndham common stock. Wyndham may elect to pay a portion of these dividends in the form of additional shares of series A preferred stock.

     Terms of Conversion. Each share of Wyndham's series A preferred stock may, at the option of its holder, be converted into shares of Wyndham class A common stock at any time. For each share of series A preferred stock converted into series A common stock, the holder will receive that number of shares of class A common stock equal to $100.00 divided by the conversion price of the series A preferred stock, which is initially $8.59 per share, and will also receive accrued but unpaid cash dividends. If a holder of series A preferred stock elects to convert his or her shares of series A preferred stock into class A common stock in connection with a "Change in Control" (as defined below) that occurs prior to the sixth anniversary of the closing of the investment, all dividends on the shares of series A preferred stock held by the holder that would have accrued through the sixth anniversary will be accelerated and paid in the form of additional shares of series A preferred stock, assuming that all such subsequent dividends would have been paid solely in shares of series A preferred stock rather than cash.

     The conversion price is subject to adjustment if any of the following events occur:

     . Wyndham common stock is issued as a dividend or distribution on the Wyndham common stock;

     . the Wyndham common stock is subdivided, combined, consolidated or reclassified;

     . Wyndham common stock, or options, rights, warrants or other securities convertible into or exchangeable for shares of Wyndham common stock, is issued at a price per share less than the current market price of the Wyndham common stock, except for issuances authorized by employee benefit plans and other options of Wyndham and issuances in private placements at not less than 95% of the then current market price of the Wyndham common stock; and

     . a reduction in the conversion price for any reason Wyndham deems advisable to prevent any distribution of stock or stock rights, or similar transactions from being taxable to the holders of Wyndham common stock, which could occur if a stock or stock rights distribution increased the interest of the common shareholders relative to the preferred shareholders as a result of the failure to adjust the conversion ratio.

     The price at which series A preferred stock is converted into class A common stock is also subject to adjustment in the event Wyndham and Patriot are required to indemnify the

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investors under the terms of the securities purchase agreement relating to the
$1 billion equity investment. (The securities purchase agreement, dated February 18, 1999, was filed on March 2, 1999 as Exhibit 99.1 to Form 8-K
(File No. 01-13127), and is incorporated herein by reference.)

     In the event of any capital reorganization or reclassification that does not cause an adjustment of the conversion price, any consolidation or merger of Wyndham with or into another corporation, or any sale or conveyance to another corporation of all or substantially all of the property of Wyndham, prior to the consummation of the transaction, each share of series A preferred stock will be convertible into, instead of the Wyndham common stock issuable upon the conversion, the kind and amount of shares of stock and other securities and property receivable in the transaction by a holder of the number of shares of Wyndham common stock into which one share of series A preferred stock was convertible immediately prior to the transaction.

     Generally a "Change in Control" means any of the following have occurred:

     . the acquisition by any individual, entity or group (an "Acquiring Person"), other than Wyndham or any of its subsidiaries or any investor or excluded group (as defined in the series A certificate of designation), of beneficial ownership of 35% or more of the combined voting power or economic interests of the then outstanding voting securities of Wyndham. However, any transfer from any investor or excluded group will not result in a Change in Control if the transfer was part of a series of related transactions the effect of which, absent the transfer to the Acquiring Person by the investor or excluded group, would not have resulted in the acquisition of 35% or more of the combined voting power or economic interests of the then outstanding voting securities;

     . during any period of 12 consecutive months after the completion of the $1 billion equity investment, the individuals who at the beginning of the 12-month period constituted a majority of the directors who are not elected by the investors (and any successors nominated or elected by them) cease for any reason to constitute at least a majority of the directors who are not elected by the investors;

     . the approval by the stockholders of Wyndham of a reorganization, merger or consolidation following which all or substantially all of the beneficial owners of the voting securities of Wyndham immediately prior to the reorganization, merger or consolidation do not beneficially own, directly or indirectly, more than 57.5% of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of Wyndham resulting from the reorganization, merger or consolidation; or

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     .    the sale or other disposition of assets representing 50% or more of the assets of Wyndham in one transaction or series of related transactions.

     A Change in Control will not be deemed to have occurred, however, if a majority of the class B directors otherwise determine.

     Redemption Provisions.   At any time after the sixth anniversary of the
completion of the $1 billion equity investment, Wyndham will have the right to redeem all or any portion of the outstanding series A preferred stock at a redemption price of 101% of the stated amount of the stock plus all accrued dividends. Wyndham may redeem only a portion of the outstanding series A preferred stock provided that at least one million shares of series A preferred stock remain outstanding following the partial redemption and Wyndham redeems the stock pro rata based on stockholders' respective holdings of series A preferred stock. Holders of series A preferred stock will have the right, however, to convert their shares into Wyndham common stock rather than having the preferred shares redeemed by Wyndham in connection with this redemption.

     Within five business days of a Change of Control event, Wyndham shall offer to purchase from each holder of series A preferred stock all, and each holder of series A preferred stock shall have the right (but not the obligation) to require Wyndham to purchase any or all, of their series A preferred stock.

     Wyndham will give notice of any redemption by mail to each holder of series A preferred stock. In addition, Wyndham will publish the fact that it is redeeming or offering to redeem shares of series A preferred stock through a nationally prominent news wire service on or before the date of mailing any notices to holders of series A preferred stock.

     Voting Rights and Classification of the Board of Directors. Generally, holders of shares of series A preferred stock are not entitled to voting rights. If cash dividends on the series A preferred stock are in arrears and unpaid for six quarterly dividend periods, whether or not consecutive and such failure thereafter continues and the holders of series B preferred stock no longer have the right to elect any directors, then the number of directors constituting the Board of Directors shall be increased by the number, if any, necessary to permit the holders of the series A preferred stock and series B preferred stock, voting as a single class, to elect a minimum of two directors upon such default.

     The Wyndham Board of Directors is divided into three classes of directors. Generally this will not affect the rights of series A preferred stockholders as they typically are not entitled to voting rights.

     Liquidation Rights. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Wyndham, the holders of series A preferred stock, after payment or provision for payment of any distribution required to be made on any shares of Wyndham

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stock which have a preference or priority over the shares of series A preferred stock upon liquidation, are entitled to be paid out of the assets of Wyndham available for distribution the greater of either (1) the amount the holders of the series A preferred stock would have received had they converted their series A preferred stock (including for such purposes any shares of series A preferred stock issuable in respect of accrued dividends through the date of liquidation) into common stock immediately prior to such liquidation or winding up, (2) the stated amount of their series A preferred stock plus any accrued dividends, or
(3) the fair market value of the cash, securities and other property that such holder of the series A preferred stock would have received had they converted their series A preferred stock (including for such purposes any shares of series A preferred stock issuable in respect of accrued dividends) into shares of common stock immediately prior to such liquidation, plus accrued dividends payable in cash to the extent not otherwise reflected pursuant to this parenthetical phrase (including for such purposes any shares of series A preferred stock issuable in respect of accrued dividends through the date of the liquidation). This distribution to series A preferred stockholders will occur before any distribution shall be made or any assets distributed in respect of junior stock to the holders of any junior stock including, without limitation, common stock of Wyndham. If upon any voluntary or involuntary liquidation, dissolution or winding-up of Wyndham, the amounts payable with respect to the series A preferred stock and all other stock on parity with series A preferred stock are not paid in full, the holders of the series A preferred stock and the stock on parity with series A preferred stock will share equally and ratably in any distribution of assets of Wyndham first in proportion to the full liquidation preference to which each is entitled until such preferences are paid in full, and then in proportion to their respective amounts of accumulated but unpaid dividends. After payment of the full amount of the greatest of the amounts set forth above to which they are entitled, the holders of shares of series A preferred stock will not be entitled to any further participation in any distribution of assets of Wyndham.

The voluntary sale, conveyance, exchange or transfer of all or substantially all of the property or assets of Wyndham or the consolidation or merger of Wyndham with or into one or more other corporations shall not be deemed to be a liquidation, winding-up or dissolution of Wyndham.

     Preemption Rights and Nonassessability of Shares. Unless specified in an agreement which is approved by the Board of Directors of Wyndham, holders of shares of series A preferred stock do not have preemptive rights to purchase (1) additional shares of Wyndham, (2) warrants, rights or options to purchase additional shares of Wyndham, or (3) any obligations convertible into such shares, warrants, rights or options. All of the outstanding shares of series A preferred stock will be fully paid and nonassessable when issued.

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Item 2.   Exhibits

     (1) Form of Restated Certificate of Incorporation of Wyndham International, Inc. (Filed on March 2, 1999 as Exhibit 99.3 to
          Form 8-K (File No. 01-13127), and incorporated herein by reference.)

     (2) Form of Certificate of Designation of the Series A Convertible Preferred Stock of Wyndham International. (Filed on March 2, 1999 as
          Exhibit 99.5 to Form 8-K (File No. 01-13127), and incorporated herein by reference.)

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                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                              Wyndham International, Inc.
                              (Registrant)


                              By: /s/ RICHARD MAHONEY
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                                 Name:  Richard Mahoney
                                 Title: Chief Financial Officer


Dated: June 17, 1999

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                                 EXHIBIT INDEX



          Exhibit No.                   Description
          -----------                   -----------

             3.1 Form of Restated Certificate of Incorporation of Wyndham International, Inc. (Filed on March 2, 1999 as Exhibit 99.3 to Form 8-K (File No. 01-13127), and incorporated herein by reference.)

             3.2 Form of Certificate of Designation of the Series A Convertible Preferred Stock of Wyndham International. (Filed on March 2, 1999 as
                             Exhibit 99.5 to Form 8-K (File No. 01-13127), and incorporated herein by reference.)

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